Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Nos. 333-213864 and 333-213864-01

November 27, 2017

Kilroy Realty, L.P.

$425,000,000

3.450% Senior Notes due 2024

Guaranteed by

Kilroy Realty Corporation

This free writing prospectus relates only to the securities described below and should be read together with Kilroy Realty, L.P.’s and Kilroy Realty Corporation’s preliminary prospectus supplement dated November 27, 2017 (the “preliminary prospectus supplement”) and the accompanying prospectus dated September 29, 2016 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Kilroy Realty, L.P.
Guarantor:	Kilroy Realty Corporation
Security:	3.450% Senior Notes due 2024
Aggregate Principal Amount Offered:	$425,000,000 aggregate principal amount
Maturity Date:	December 15, 2024
Interest Rate:	3.450% per year, accruing from December 11, 2017
Interest Payment Dates:	June 15 and December 15, commencing June 15, 2018
Price to Public:	99.870% of the aggregate principal amount, plus accrued interest, if any
Yield to Maturity:	3.471%
Benchmark Treasury:	2.250% due October 31, 2024
Spread to Benchmark Treasury:	125 basis points
Benchmark Treasury Yield:	2.221%
Redemption:	Prior to September 15, 2024 (the “Par Call Date”), make-whole redemption at the Treasury Rate (as defined) plus 20 basis points, plus accrued and unpaid interest. On and after the Par Call Date, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest. See the preliminary prospectus supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption and the calculation of the redemption price.
Trade Date:	November 27, 2017
Settlement Date:	December 11, 2017 (T+10). See “Underwriting (Conflicts of Interest) – Delayed Settlement” in the preliminary prospectus supplement for information regarding T+10 settlement.

Expected Ratings[1]:	Baa2 by Moody’s Investors Service (stable outlook) BBB by Standard & Poor’s Ratings Services (stable outlook)
CUSIP:	49427RAM4
ISIN:	US49427RAM43
Joint Book-Running Managers:	J.P. Morgan Securities LLC
U.S. Bancorp Investments, Inc.
Barclays Capital Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Wells Fargo Securities, LLC

Senior Co-Managers:	BBVA Securities Inc. Citigroup Global Markets Inc. SMBC Nikko Securities America, Inc.

Co-Managers:	BNP Paribas Securities Corp. Comerica Securities, Inc. KeyBanc Capital Markets Inc. MUFG Securities Americas Inc. PNC Capital Markets LLC RBC Capital Markets, LLC Scotia Capital (USA) Inc.

The issuer and the guarantor have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and related prospectus in that registration statement and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, the guarantor, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and related prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533; or by calling U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.

1 Note: The securities ratings above are not recommendations to buy, sell or hold the securities. The ratings may be subject to revision or withdrawal at any time. Each of the ratings above should be evaluated independently of any other security rating.